Exhibit 99.1

MINEFINDERS
CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, BC V6E 2K3
Tel. (604) 687-6263
TSX : MFL	Fax (604) 687-6267
NYSE AMEX : MFN	www.minefinders.com

NEWS RELEASE

MINEFINDERS TO BE ADDED TO S&P/TSX GLOBAL GOLD INDEX AND GLOBAL MINING INDEX

Vancouver, British Columbia – March 15, 2010 – Minefinders Corporation Ltd. is pleased to report that Standard & Poor’s Canadian Index Operations has announced that Minefinders will be included in the S&P/TSX Global Gold Index and Global Mining Index effective at the market open on Monday, March 22, 2010. The S&P/TSX Global Gold Index and Global Mining Index are leading benchmarks of the global gold and mining industry sectors.

“We are very pleased to be added to the Global Gold Index and Global Mining Index,” said Mr. Mark Bailey, President and CEO of Minefinders. “This is reflective of our transition from development into commercial production at our Dolores mine in Mexico and is an important milestone in the corporate development of Minefinders as we seek to grow our business and to create greater value for our shareholders.”

About Minefinders

Minefinders is a precious metals mining and exploration company producing at its multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its expansion and exploration efforts at Dolores and on other prospective projects in Mexico.

For further information, please contact:

Mike Wills
Minefinders Corporation Ltd.
(604) 687-6263
mike@minefinders.com

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2009, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.